Exhibit (a)(24)

SUPPLEMENTAL NOTICE TO PARTICIPANTS IN THE ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN (the “Plan”):

This notice contains information about your investment in the ADC Stock Fund, an investment fund available under the Plan.  Please read carefully.

As you may know, Tyco Electronics Minnesota, Inc., a Minnesota corporation (“Purchaser”) and an indirect wholly owned subsidiary of Tyco Electronics Ltd., a Swiss corporation, has extended the expiration date of its tender offer to purchase for cash all outstanding shares of common stock of ADC Telecommunications, Inc. (the “Offer”) at a price of $12.75 per share (the “Offer Price”).  The Offer is being made for all outstanding ADC common shares, including those shares held by the Plan.  If you have not already done so, you are encouraged promptly to provide your instructions regarding the Offer to Wells Fargo Shareowner Services, acting as the tabulation agent.  If you were invested in the ADC Stock Fund as of July 22, 2010, tender offer materials were mailed to you, including a notice titled “Notice to Participants in the ADC Telecommunications, Inc. Retirement Savings Plan” describing how to remit tender instructions.  If you did not receive the materials and you wish to submit instructions regarding the shares allocated to your Plan account, please contact Participant Services at 1-877-232-4015.

The following is important supplemental information regarding the Offer:

1.              New Offer Expiration Date.  The extended expiration date of the Offer is currently 12:00 midnight, New York City time, on Monday, September 20, 2010.  In order for the tabulation agent to direct the Plan’s trustee, Wells Fargo Bank, N.A. (“Wells Fargo”), in accordance with your tender instructions, your instructions to the tabulation agent must be received by the tabulation agent, in proper form, no later than 5:59 p.m., New York City time on  Thursday, September 16, 2010 (the ‘‘Plan Deadline’’).  If Purchaser makes a decision to add a further extension, such decision would be publicly announced and the Plan Deadline identified in this Supplemental Notice will automatically be extended to 5:59 p.m., New York City time, on any newly identified date that is two business days prior to the tender expiration date specified by Purchaser.

2.              Proceeds from Tendered Shares.  If the Offer is successful, it is anticipated that Purchaser will remit tender proceeds promptly following expiration of the Offer.  The cash proceeds received by Wells Fargo for tendered shares will be transferred to the Wells Fargo Advantage Heritage Money Market Fund (Institutional) (“Money Market Fund”), a new investment fund to be made available under the Plan.  After the transfer to the Money Market Fund is completed, you will be able to transfer your tender proceeds out of the Money Market Fund to other investment funds available under the Plan. If you do not elect to transfer out of the Money Market Fund, you will remain invested in the Money Market Fund.

3.              Untendered Shares.  If you give specific instruction to Wells Fargo not to tender, or if you give an improper or untimely instruction, or if you simply fail to give any instruction at all, Wells Fargo will NOT tender your shares, unless the independent fiduciary, Independent Fiduciary

Services, Inc., determines that doing so is clearly imprudent under ERISA.  If the Offer succeeds and the merger is successfully completed, any shares remaining in the ADC Stock Fund that are not tendered will be converted at the effective time of the merger into the right to receive the Offer Price in cash, without interest, unless a Participant properly exercises dissenters’ rights as permitted under the Minnesota Business Corporations Act.  (Please refer to ADC’s Statement 14D-9 which was included in the tender offer mailing.  Item 8 within Statement 14D-9 is titled “Additional Information—Dissenters’ Rights.’’)  The merger proceeds will be transferred to the Money Market Fund and thereafter will be available for transfer out of the Money Market Fund to other investment funds available under the Plan.  Participants who do not elect to transfer out of the Money Market Fund will remain invested in the Money Market Fund.

4.              New Contributions.  After the ADC Stock Fund is closed to participant transactions (see paragraph 6 below), if you have elected any percentage of your new payroll contributions to be invested in the ADC Stock Fund, your elected percentage will be re-directed to the Money Market Fund.  Your new contributions will continue to be invested in the Money Market Fund until you elect to change the investment allocation of your new contributions.

5.              Additional Information about the Money Market Fund.  The Money Market Fund will be an active, available investment fund under the Plan for an indefinite period.  Transfers into the Money Market Fund from other investment funds will not be allowed, but transfers from the Money Market Fun to other investment funds will be allowed.  In addition, new loans and distributions may be made from the Money Market Fund.

6.              Important Note about the ADC Stock Fund.  Beginning at 4:00 p.m., New York City time on the date that is two business days prior to the offer expiration date of the Offer, the ADC Stock Fund will be closed to participant transactions.  This means that you may not purchase, sell or otherwise acquire any units in the ADC Stock Fund.  Also, you will be unable to make investments or other transfers into or out of the ADC Stock Fund or request new loans or distributions from the ADC Stock Fund.  This period, during which you will be unable to exercise these rights, is called a “blackout period.”  If your ADC shares in the ADC Stock Fund are tendered, your blackout period could end as soon as the tender proceeds are deposited into the Money Market Fund, at which time the proceeds will be available for investment transfers, loans and distributions (as described in paragraph 2 above).  If your ADC shares are not tendered, it may be necessary to extend your blackout period until completion of the merger (as described in paragraph 3 above).

Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan. During the blackout period, you will be unable to make investment or other transfers in or out of, or request distributions from, the ADC Stock Fund. For this reason, it is very important that you review and consider the appropriateness of your current investments in the ADC Stock Fund in light of your inability to direct or diversify those investments during the blackout period.  For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. This risk is present with respect to your current investments in the ADC Stock Fund, as there can be no assurance that the offer and the merger will be successfully completed. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

7.              Questions.  If you have other questions about the Offer, including questions about ADC shares you hold outside of the ADC Retirement Savings Plan, you can call Innisfree M&A Incorporated, the Information Agent for the Offer, toll-free at 888-750-5834.

In the event events arise which would materially alter the information contained in this notice, you will be subsequently notified.   At any time, you can review your balance in the ADC Stock Fund online at www.wellsfargo.com/myretireplan.

Sincerely,

ADC Retirement Committee

Dated:  August 24, 2010